PRIMERO ANNOUNCES $75 MILLION TERM LOAN REFINANCING AND ORGANIZATIONAL REVIEW

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, February 27, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to announce it has entered into a binding term sheet with Sprott Resource Lending Partnership (“Sprott”) for a $75 million three year term loan (“Debt Facility”). The Debt Facility is intended to refinance the Company’s existing $75 million revolving credit facility (“RCF”), of which $50 million is currently drawn, and partly for general corporate purposes. Sprott has concluded technical due diligence and the binding term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent, the Debt Facility is expected to be closed this quarter.

Given the Company’s 2016 results, Primero has undertaken the following actions to streamline its organization and improve shareholder value.

Organizational Change Highlights:

  San Dimas Operations Re-Set to Reduce Complexity and Increase Profitability: Primero is working to reduce the complexity and scale of San Dimas operations in 2017. This is expected to result in significant decreases to the San Dimas workforce and other overhead costs which will enable the return to profitability and long-term sustainability of the mine.

  Black Fox Must Deliver Positive Cash Flow in 2017: The 2017 Black Fox mine plan shows improved grades, which would result in positive cash flows at current gold prices. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions if required.

  Reduced General and Administrative Costs: Primero has initiated actions to significantly reduce its general and administrative (“G&A”) costs in 2017. The Company has reduced its corporate office head- count by 30%, and will be downsizing its corporate office space and reducing directors’ expenses.

  Strategic Review Process Underway: The Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives could include such things as strategic investments, joint ventures or asset sales.

“We are taking the decisive action necessary in order to address the challenges currently faced by our Company,” said Joseph F. Conway, Interim President and Chief Executive Officer. “Securing the three year term debt facility with Sprott is a critical part of that. The priority now is to bring our Company back to profitability by reducing complexity, improving planning and delivering positive operating results at both of our mines. This has been a difficult period for the Company and for our shareholders. I am personally committed to leading Primero until we have returned the Company to profitability and financial stability.”

$75 Million Term Loan

The Company has entered into a binding term sheet with Sprott for a $75 million three year term loan to replace its existing revolving credit facility, due to mature on May 23, 2017. Sprott has concluded technical due diligence and the binding term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent, the Debt Facility is expected to be closed this quarter.

Management believes the new Debt Facility more appropriately matches the Company’s asset base and cash flows. In addition to repaying current RCF lenders the currently drawn $50 million, the Debt Facility will provide the Company with approximately $25 million of additional liquidity, intended for general corporate purposes.

Streamlining Operations and Corporate Cost Cutting

Primero has launched an extensive, Company-wide cost reduction program. During the 2017 budgeting process, operating cost savings were identified which are expected to sustainably reduce operating and G&A costs. In light of the current position of the Company, Management has set a target to sustainably reduce unit operating costs by a further 15% from the original 2017 budget.

Primero is streamlining its operations to improve profitability and operating flexibility which includes the implementation of broad cost-cutting measures across both operating assets and a reduction to the number of contractors, staff and unionized employees. With decreased overhead fixed costs, the Company expects to be able to increase profitability and cash flow from both operations.

Concurrently, the Company has commenced a program to reduce G&A costs. The Company has reduced its corporate office employees by 30% and is in the process of downsizing corporate office space and reducing directors’ expenses. Primero is committed to bringing corporate expenses in line or below mining industry peers in 2017.

San Dimas Working with Union to Re-Set Operations

As announced on February 15, 2017, there has been a complete stoppage of mining and milling activities at San Dimas when the Company failed to reach agreement with the union on the critical changes needed to the Collective Bargaining Agreement (“CBA”) in order to return San Dimas to profitability.

Primero’s goal is to find ways of reducing the complexity and scale of San Dimas operations and increase productivity to ensure the long-term profitability and sustainability of the mine. The Company has started preparing a detailed vein by vein mining plan which will result in a phased restart of mining activities to ensure strict adherence to best-practices mining techniques and compliance with mine plans, within a safe operating environment. Additionally, during the work stoppage, Primero will take the opportunity to train site management and supervisors in the changes needed to return San Dimas to profitability.

Primero is committed to working with the union to achieve its cost reduction goals, re-align the short-term bonus system and match the labour force with the more focused, efficient operation. Through this effort, Primero expects to return San Dimas to profitability and positive cash flow, which will ensure that the mine continues to be a source of employment for the community of Tayoltita.

Black Fox Must Deliver Positive Cash Flow in 2017

The 2017 Black Fox mine plan shows improved grades, which would result in positive cash flows at current gold prices. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions if required.

Mexican Tax Update

Primero continues to defend its Advance Pricing Agreement (“APA”) from the legal claim initiated by the Mexican tax authority (“SAT”) in February 2016. While the legal proceedings regarding the APA remain ongoing, the Company has had discussions with stakeholders in the Government of Mexico, and in Canada, to seek a reasonable and timely resolution to the matter. Primero is also focused on ensuring the SAT refunds the approximately $42 million in VAT and income taxes receivable which was outstanding to the Company at December 31, 2016. Advancing international arbitration proceedings under the North American Free Trade Agreement (NAFTA) remains an available option.

Strategic Review Process

The Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives could include, but are not limited to, strategic investments, joint ventures and asset sales. The Company will provide updates to these ongoing initiatives as necessary.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s total cash costs for the fourth quarter and year-end of 2016; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Black Fox underground development and ability to open new mining areas in 2017; the amount of ore from the Company’s operations in 2016; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; the Company’s efforts to right-size its operations and reducing of its general and administrative costs in 2017; the Company’s reduction of San Dimas’ complexity and operations; optimization initiatives; the ability to execute a term loan with Sprott to replace its existing credit facility; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company is able to execute a term loan with Sprott to replace its existing credit facility; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2017; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company will be able to right-size its operations and reduce its general and administrative costs for 2017; that the Company will be able to reduce San Dimas’ complexity and operations; that the Company will be able to renegotiate its collective bargaining agreement; that the Company will be able to re-finance or extend its line of credit facility; that the Company will be able to obtain the refund of VAT from the Mexican tax authorities; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to refinance or extend its line of credit facility; the Company may not be able to execute a term loan with Sprott to replace its existing credit facility; the right-sizing of the Company’s operations and the reduction of its general and administrative costs for 2017 may not provide the benefits anticipated; the Company may not be able to renegotiate its collective bargaining agreement; the Company may not be able to obtain the refund of VAT from the Mexican tax authorities; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.